T E R Y L R E S O U R C E S C O R P.
NEWS RELEASE

     09/99
TRC.V - Trading Symbol

GIL CLAIMS GOLD EXPLORATION FOR THE YEAR 2000

For Immediate Release: December 14, 1999 - Vancouver, B.C. - Teryl Resources Corp. (TRC.V) wishes to announce that it has been notified by our joint venture partner Kinross Gold Corporation (TSE: K; NYSE: KGC) that a first quarter budget for the Gil Claim joint venture has been approved for $590,000 US which is part of a proposed 1.4 million US year 2000 budget. The coming year’s budget will consist of a 60 hole drilling program for a total of 27,000 feet on the Gil Claims, core and RC drilling is scheduled to commence in February.

As reported in our news release dated March 16, 1999 the polygonal resource calculation reported by Kinross Gold on the main Gil zone estimated an indicated resource of 6.5 million tons with an average grade of 0.042 ounces of gold per ton and an inferred resource of 4.2 million tons with an average grade of 0.039 opt gold for a combined total minerals resource estimate of 10.7 million tons with an average grade of 0.04 opt gold totalling 433,000 ounces.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation which is producing 1,000 ounces per day and is reported to contain approximately 4,000,000 ounces of gold at a value of about 0.025 ounces of gold per ton.

Teryl owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture property.

Dated at Vancouver, British Columbia this 14th day of December, 1999.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The Vancouver Stock Exchange has neither approved nor disapproved of the information contained herein.

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